Exhibit 99.2

BC FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.
NAME AND ADDRESS OF COMPANY

Prophecy Development Corp.
Suite 1610 – 409 Granville Street
Vancouver, BC V6C 1T2

ITEM 2.
DATE OF MATERIAL CHANGE

November 15, 2019

ITEM 3.
NEWS RELEASE

The news release dated November 22, 2019 was disseminated through ACCESSWIRE Canada Ltd. and filed on SEDAR on November 22, 2019.

ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Issuer announced the resignation and appointment of Officers. The Issuer further announced the cancellation and granting of stock options.

ITEM 5.
FULL DESCRIPTION OF MATERIAL CHANGE

Please refer to the news release dated November 22, 2019, which is available for review under the Company’s SEDAR profile at www.SEDAR.com.

ITEM 6.
RELIANCE ON SUBSECTION 7.1(2) OR 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.
OMITTED INFORMATION

Not applicable

ITEM 8.
SENIOR OFFICER

Contact:
Brigitte McArthur, Corporate Secretary
Telephone:
(604) 569-3661
Email:
bmcarthur@prophecydev.com

ITEM 9.
DATE OF REPORT

November 22, 2019